UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

(X) **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2001.

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission file number 33-54075

A. Full title of the plan: Wellman, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wellman, Inc.
595 Shrewsbury Avenue
Shrewsbury, NJ 07702

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Wellman, Inc. Retirement Plan

For the years ended December 31, 2001 and 2000
with Report of Independent Auditors

0201-0264871

Wellman, Inc. Retirement Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
101 Independence Center
Suite 1100
101 North Tryon Street
Charlotte, North Carolina 28246

Phone: (704) 372-6300
www.ey.com

Report of Independent Auditors

Employee Benefits Committee
Wellman, Inc.

We have audited the accompanying statements of net assets available for benefits of the Wellman, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 17, 2002

Wellman, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31 2001	2000
Assets		
Investments	**$146,128,681**	$ 158,316,661
Employer contributions receivable	**3,969,515**	3,934,884
Accrued income receivable	**222,637**	1,086,139
	150,320,833	163,337,684
Liabilities		
Other payables	**–**	80,063
Net assets available for benefits	**$150,320,833**	$ 163,257,621

See notes to financial statements.

Wellman, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31 2001	2000
Additions		
Employee contributions	**$ 3,017,907**	$ 3,019,708
Employer contributions:		
Cash	**5,493,091**	5,332,830
Non-cash	–	3,797,020
Net investment income:		
Interest and dividends	**3,658,961**	4,705,743
Net depreciation in fair value of investments	**(10,294,949)**	(13,727,913)
Net investment income	**(6,635,988)**	(9,022,170)
Total additions	**1,875,010**	3,127,388
Deductions		
Distributions to participants	**14,637,284**	23,842,337
Participant forfeitures	**172,799**	160,319
Administrative expenses	**1,715**	62,010
Total deductions	**14,811,798**	24,064,666
Decrease in net assets available for benefits	**(12,936,788)**	(20,937,278)
Net assets available for benefits at beginning of year	**163,257,621**	184,194,899
Net assets available for benefits at end of year	**$150,320,833**	$ 163,257,621

See notes to financial statements.

Wellman, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Wellman, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all non-bargaining employees of Wellman, Inc. (the Company) who have at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan includes pension plan, 401(k) and discretionary performance plan provisions. The pension plan provision of the Plan is funded by Company contributions. The Company contributed annually 6% in 2001 and 2000, respectively, of each participant's compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base. The Plan has met minimum funding standards of ERISA.

Participants may contribute to their 401(k) accounts 1% to 9% on a before-tax or after-tax basis of their compensation through payroll deductions up to the maximum amount per calendar year defined by the Internal Revenue Code (the Code). In the event a participant elects to contribute on a before-tax basis, the Company will contribute $.50 for each $1.00 of the participant's contribution on the first 4% and $1.00 for each $1.00 of the participant's contribution up to the next 1%, of the participant's compensation for the calendar year.

The performance plan provision of the Plan is funded by Company contributions from net profits at the discretion of the Company. The Company may contribute that amount of its net profits for a given plan year as designated by the Company's Board of Directors. No performance contribution was made in 2001 or 2000.

During 2000, the Company made a noncash contribution to the Plan of Company stock with a market value of $3,797,020.

The annual addition to a participant's account under the Plan is limited to the lesser of $30,000 or 25% of the participant's gross compensation.

1. Description of the Plan (continued)

Vesting

A participant's pension plan account is 100% vested upon completion of five years of vesting service with the Company. A participant's 401(k) account attributable to before-tax and after-tax contributions by the participant and matching contributions are immediately 100% vested. The Company's discretionary performance contributions are 100% vested after three years of service. A participant is also automatically 100% vested at age 65 or upon death or disability while employed by the Company.

Participant Accounts

Each participant's account is credited with the Company's contributions, the participant's contributions, plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Payment of Benefits

Upon retirement at or after age 65 or, if earlier, death, disability, or termination, the vested balance in the participant's account is paid to the participant or the participant's beneficiaries in the form of either a lump-sum distribution, equal annual installments, or a nontransferable annuity contract.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Short-term investments are valued at cost which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Investment contracts totaling $34,345,898 held by the Plan are recorded at their contract values, which approximate fair value, and represent contributions and reinvested income, less any withdrawals plus accrued interest because these investments have fully benefit-responsive features.

Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Administrative Expenses

The Company pays all trustee and record keeping administrative expenses of the Plan; however, investment management fees and certain brokerage commissions, transfer taxes and other charges in connection with the purchase or sale of securities are paid by the Plan.

3. Investments

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $(10,294,949) and $(13,727,913), respectively, as follows:

	Year ended December 31	
	2001	**2000**
Investments at fair value as determined by quoted market price:		
Shares of registered investment companies	**$(12,478,517)**	$ (9,996,844)
Common Stock	**2,124,239**	(3,732,959)
Certificates of deposit	**59,329**	1,890
	$(10,294,949)	$(13,727,913)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2001	**2000**
Vanguard Institutional Index Fund	**$ 33,121,747**	$ 41,466,640
Fidelity Advisor Series I Equity Portfolio	–	41,709,157
Vanguard Wellington Fund	–	16,545,863
Wellman, Inc. Common Stock	**10,915,642**	12,566,179
Growth Fund of America	**28,965,403**	–
MFS Total Return Fund	**19,860,688**	–
LaSalle Income Plus Fund	**11,480,015**	–

3. Investments (continued)

The average yield and crediting interest rate for fully benefit responsive investment contracts is as follows:

		December 31	
		2001	**2000**
Allstate Insurance Company	Matures 08/16/2004	7.17%	7.17%
Business Men's Assurance Co.	Matures 05/15/2002	7.00%	6.57%
Business Men's Assurance Co.	Matures 11/15/2002	6.28%	6.28%
Canada Life Assurance Co.	Matures 10/15/2001	–	6.74%
Combined Insurance Co.	Matures 06/15/2004	6.65%	6.65%
Commonwealth Life Ins. Co.	Matures 07/31/2001	–	7.22%
GE Life Insurance Co.	Matures 11/15/2003	5.50%	5.50%
Jackson National Contract	Matures 03/15/2002	6.90%	6.90%
John Hancock Ins. Co.	Matures 10/15/2004	7.29%	7.29%
John Hancock Inc. Co.	Matures 03/06/2006	5.77%	–
Mass Mutual Life Ins. Co.	Matures 07/14/2006	5.67%	–
Metropolitan Life Ins. Co.	Matures 06/16/2003	6.58%	6.58%
Monumental Life	Matures 12/20/2004	7.25%	7.25%
New York Life Ins. Co.	Matures 02/19/2002	6.41%	6.41%
Ohio National Life Ins. Co.	Matures 04/15/2002	7.47%	7.47%
Pacific Life Ins. Co.	Matures 10/17/2005	5.51%	–
Principal Life Ins. Co.	Matures 04/15/2006	5.62%	–
Protective Life Ins Co.	Matures 03/15/2001	–	6.53%
Protective Life Ins. Co.	Matures 05/15/2002	7.02%	7.02%
Safeco Life Ins. Co.	Matures 06/17/2002	6.81%	6.81%
Safeco Life Ins. Co.	Matures 03/28/2001	–	7.16%
Sunamerica Life Ins. Co.	Matures 03/15/2002	6.85%	6.85%
Transamerica Occidental	Matures 02/15/2003	5.77%	5.77%
Travelers Group	Matures 01/15/2004	5.64%	5.64%

4. Transactions with Parties-in-Interest

Certain investments held by the Plan are party-in-interest transactions with the trustee. The Northern Trust Company served as trustee during 2000 and for the eleven months ended November 30, 2001. Effective December 1, 2001, National City Bank was appointed trustee of the Plan.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 4, 1995 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002

Schedule H Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Common or Collective Trusts:		
*Northern Trust Short-Term Investment Fund	32,547 units	$ 32,547
Shares of Registered Investment Companies:		
Vanguard Institutional Index Fund	315,776 units	33,121,747
PIMCO Total Return Fund	456,607 units	4,776,112
MFS Total Return Fund	1,371,594 units	19,860,688
AIM Basic Value Fund	48,725 units	1,385,731
Growth Fund of America	1,221,653 units	28,965,403
Pilgrim International Value Fund	96,804 units	1,244,898
LaSalle Income Plus Fund	11,480,015 units	11,480,015
		100,834,594
*Wellman, Inc.	704,689 shares of Common Stock	10,915,642
Guaranteed Investment Contracts:		
Allstate Insurance Company	Matures 08/16/2004; 7.17% per annum	2,891,030
Business Men's Assurance Co.	Matures 05/15/2002; 7.00% per annum	1,038,154
Business Men's Assurance Co.	Matures 11/15/2002; 6.28% per annum	2,507,520
Combined Insurance Co.	Matures 06/15/2004; 6.65% per annum	2,061,244
GE Life Insurance Co.	Matures 11/15/2003; 5.50% per annum	2,005,288
Jackson National Contract	Matures 03/15/2002; 6.90% per annum	1,049,060
John Hancock Ins. Co.	Matures 10/15/2004; 7.29% per annum	1,159,131

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002

Schedule H Line 4i
Schedule of Assets Held for Investment Purposes at End of Year
(continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
John Hancock Ins. Co.	Matures 03/06/2006; 5.77% per annum	$ 1,571,021
Mass Mutual Life Ins. Co.	Matures 07/14/2006; 5.67% per annum	2,039,982
MetLife Insurance Co.	Matures 06/16/2003; 6.58% per annum	2,060,610
Monumental Life	Matures 12/20/2004, 7.25% per annum	1,993,019
New York Life Ins. Co.	Matures 02/19/2002; 6.41% per annum	2,100,453
Ohio National Life Ins Co.	Matures 04/15/2002; 7.47% per annum	1,046,649
Pacific Life Ins. Co.	Matures 10/17/2005; 5.51% per annum	2,014,466
Principal Life Ins. Co.	Matures 04/15/2006; 5.62% per annum	2,073,834
Protective Life Ins. Co.	Matures 05/15/2002; 7.02% per annum	1,038,261
Safeco Life Ins. Co.	Matures 06/17/2002; 6.81% per annum	1,031,345
Sunamerica Life Ins. Co.	Matures 03/15/2002; 6.85% per annum	1,048,898
Transamerica Occidental	Matures 02/15/2003; 5.77% per annum	1,307,174
Travelers Group	Matures 01/15/2004; 5.64% per annum	2,308,759
		34,345,898
Total assets held for investment purposes		$ 146,128,681

Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN
By: WELLMAN, INC. EMPLOYEE
BENEFITS COMMITTEE

By: [signature]
Name: Keith R. Phillips
Title: Member

Date: June 27, 2002

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8, No. 33-44877, No. 33-54075, and No. 333-38752) pertaining to the Wellman, Inc. Retirement Plan of our report dated June 17, 2002, with respect to the financial statements and supplemental schedule of the Wellman, Inc. Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Charlotte, North Carolina
June 27, 2002

Ernst & Young LLP